www.linkedin.com/in/
mukeshagarwalonlinkedin
(LinkedIn)
www.svoov.com (Company)
about.me/mukeshagarwal
(Personal)

Top Skills

Product Strategy
Product Leadership
Digital Marketing

Publications

Can Facebook Surpass Google in
Market Cap?
Netflix – Rise of Online DVD Rentals
Emerging Trends in Interfaces

Mukesh Agarwal

GenAI for Software Engineering, Co-Founder/Product @ Bito
Bengaluru, Karnataka, India

Summary

Customer-obsessed product leader experienced in building large-scale solutions at the intersection of complex problems, significant market opportunities, and emerging tech. Currently leading a platform to automate software development with GenAI. Previously incubated AI-based CX measurement to challenge NPS, founded an programmatic mobile commerce advertising platform to a successful exit, and held leadership roles at Microsoft (Bing, Dynamics CRM, Office).

- Experienced in managing end-to-end product lifecycles, including product strategy, roadmap, execution, and go-to-market (GTM) strategies.
- Proven track record of building profitable tech businesses in emerging markets
- Demonstrated success in building and managing multifunctional teams of product managers, designers, engineers, marketers, and data scientists.
- Skilled in managing partnerships and customer relationships.
- Strong communication skills, leadership, and a drive for results.

Experience

Bito
Co-Founder & Chief Product Officer
April 2022 - Present (4 years 3 months)
Bengaluru, Karnataka, India

Supercharging software development with GenAI Agents. Launched and scaled a dev-focused Chat agent. Building agents for complex engineering tasks such as code reviews.

EY
Partner & Head of Product, AI for Customer Experience
October 2019 - April 2022 (2 years 7 months)
Bengaluru, Karnataka, India

Set up enterprise product incubation for EY Global to grow asset-based consulting practice. Incubated and led the SMX platform, an AI-based customer experience measurement and personalization platform, challenging the NPS/CSAT survey-based approach with an automated data, AI, and algorithmic approach to measure and optimize CX.

Microsoft
Director of Product Management
June 2019 - September 2019 (4 months)
Beijing, China

A brief stint at Microsoft AI Research lab in Beijing as Head of Product for Bing News.

RevX (Acquired by Affle)
Founder/CEO
September 2015 - May 2019 (3 years 9 months)
Bengaluru, Karnataka, India

RevX is an enterprise-class predictive data analytics and programmatic advertising platform for mobile-first e-comm businesses. Scaled product and business to serve 100+ e-commerce and gaming customers across India, SEA, and the Middle East. Licensed platform to top mobile ad networks in the region as channel partners for the US/EU markets. It was a tech spin-off from Komli. After the spin-off, pivoted to focus on the m-commerce market, substantially reduced the operating cost by rearchitecting the platform and developing key technology (e.g., prediction model) in-house. Became profitable in 2 years at a super high growth rate.

Komli Media (Acquired by Axiata Digital)
VP & Head, Products
May 2012 - August 2015 (3 years 4 months)
Bengaluru Area, India

At Komli Media, the leading ad tech company in Asia Pacific, I led product strategy and execution across ad network, social, and programmatic businesses. I managed the integration of acquired platforms and built programmatic technology, streamlining processes for product roadmap, design, hiring, and performance evaluations during our growth phase.

I rebranded our programmatic platform to RevX, establishing it as the industry's first fully transparent, self-serve platform for performance marketing. Additionally, I led the company's transition from traditional ad networking to

programmatic and guided the acquisition of our ad network by SVG Media and our social business by Axiata. Continuing as CEO of RevX, I led the platform through these strategic transformations.

Microsoft
10 years

Product Management - Bing, Office, CRM
2007 - January 2011 (4 years)
Greater Seattle Area

<Bing>
- Led data analytics strategy for Microsoft's search engine Bing; identified key drivers of search engagement, and guided data-driven product, business, and partnership decisions.
- Launched Bing Analytics platform to measure, analyze, and troubleshoot performance metrics for search relevance, ad monetization, user engagement, market share, and competitive analysis.
<Office>
- Developed mobile strategy for Customer Relationship Management (CRM) application; conducted market research, analyzed competitive products and customer scenarios, created a value proposition, and defined product capabilities.
- Led cross-functional teams to conceive, design, develop and launch a small-business CRM application in Office 2010 product suite.
- Led product expansion to international markets; collaborated with subsidiaries to identify market specific requirements, designed new product capabilities, and managed international team based in Ireland to implement the capabilities.
- Spearheaded the formation of a Customer Advisory Board, a group of expert customers that provided critical product feedback. Recruited members of the board, developed an engagement plan, and established a feedback channel between the board and the product group.

Engineering Management- Microsoft Office
2004 - 2007 (3 years)
Greater Seattle Area

-Managed engineering team to build V1 of CRM for small business vertical. The product kicked-off Office 2007 growth in otherwise stagnant SMB vertical.

Software Developer- Microsoft Outlook
2001 - 2004 (3 years)
Greater Seattle Area

Developed Outlook's extensibility platform, a module used by external software vendors to develop Outlook add-ons. Led cross-organizational effort to improve product quality process.

Education

The Wharton School
MBA, Finance and Entrepreneurship

University of Missouri-Rolla
MS, Computer Science

University of Rajasthan
BS, Computer Science